

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2021

JoeBen Bevirt
Chief Executive Officer
Joby Aviation, Inc.
2155 Delaware Avenue, Suite #255
Santa Cruz, CA 95060

> **Re: Joby Aviation, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 17, 2021**
> **File No. 333-258868**

Dear Mr. Bevirt:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jay Mumford at 202-551-3637 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing